Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Aramark:
We consent to the use of our reports dated November 26, 2019 with respect to the to the consolidated balance sheets of Aramark as of September 27, 2019 and September 28, 2018, and the related consolidated statements of income, comprehensive income, cash flows, and stockholders’ equity for each of the fiscal years ended September 27, 2019, September 28, 2018 and September 29, 2017, and the related notes and the related financial statement schedule II, and the effectiveness of internal control over financial reporting as of September 27, 2019 incorporated by reference herein.
Our report refers to a change in the method of accounting for revenue.

/s/ KPMG
Philadelphia, Pennsylvania
February 4, 2020